UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Lufax Holding Ltd

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

54975P102**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

This CUSIP applies to the American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts. Two ADSs represent one ordinary share, par value US$0.00001 per share. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 54975P102

1.	Names of Reporting Persons. Tun Kung Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 480,095,000
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 480,095,000
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 480,095,000[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 39.0%[2]
12.	Type of Reporting Person CO

[1]

The number of ordinary shares beneficially owned by the Reporting Person includes 15,000,000 ordinary shares, which are ordinary shares authorized and reserved under the Issuer’s 2019 Performance Share Unit Plan (the “2019 Plan”) and are held of record by the Reporting Person as the administer of the 2019 Plan.

[2]

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,231,150,560 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 54975P102

1.	Names of Reporting Persons. Tongjun Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 190,705,464
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 190,705,464
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,705,464[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 15.5%[4]
12.	Type of Reporting Person CO

[3]

The Reporting Person is a 41.0% shareholder of Tun Kung Company Limited, which beneficially owns 39.0% of the Issuer’s outstanding ordinary shares. The 15,000,000 ordinary shares held by Tun Kung Company Limited, which are ordinary shares reserved for share awards available under the 2019 Plan, are excluded from the calculation of the Reporting Person’s beneficial ownership.

[4]

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,231,150,560 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

CUSIP No. 54975P102

1.	Names of Reporting Persons. Lanbang Investment Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 173,744,733
	6.	Shared Voting Power N/A
	7.	Sole Dispositive Power 173,744,733
	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,744,733[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.1%[6]
12.	Type of Reporting Person CO

[5]

The Reporting Person is a 37.4% shareholder of Tun Kung Company Limited, which beneficially owns 39.0% of the Issuer’s outstanding ordinary shares. The 15,000,000 ordinary shares held by Tun Kung Company Limited, which are ordinary shares reserved for share awards available under the 2019 Plan, are excluded from the calculation of the Reporting Person’s beneficial ownership.

[6]

Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 1,231,150,560 ordinary shares of the Issuer outstanding as of December 31, 2020, based on information provided by the Issuer.

Schedule 13G

CUSIP No. 54975P102

ITEM 1.

(a) Name of Issuer: Lufax Holding Ltd

(b) Address of Issuer’s Principal Executive Offices: 15/F, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, People’s Republic of China

ITEM 2.

(a) Name of Person Filing:

Tun Kung Company Limited

Tongjun Investment Company Limited

Lanbang Investment Company Limited

(b) Address of Principal Business Office, or if None, Residence:

Tun Kung Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

Tongjun Investment Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

Lanbang Investment Company Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(c) Citizenship:

Tun Kung Company Limited: British Virgin Islands

Tongjun Investment Company Limited: British Virgin Islands

Lanbang Investment Company Limited: British Virgin Islands

(d) Title of Class of Securities: ordinary shares, par value US$0.00001 per share, of the Issuer

(e) CUSIP Number: 54975P102

CUSIP number 54975P102 has been assigned to the ADSs of the Issuer. Two ADSs represent one ordinary share of the Issuer.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Tun Kung Company Limited

By:	/s/ Jun Yao
	Name:	Jun Yao
	Title:	Director

Tong Jun Investment Company Limited

By:	/s/ Wenwei Dou
	Name:	Wenwei Dou
	Title:	Director

Lanbang Investment Company Limited

By:	/s/ Jingkui Shi
	Name:	Jingkui Shi
	Title:	Director

Exhibit Index

Exhibit No.	Exhibit

99.1	Joint Filing Agreement